May 6, 2025

Josef Valdman
Chief Executive Officer
Perimeter Acquisition Corp. I
6060 N. Central Express Way, Suite 500
Dallas, TX 75204

       Re: Perimeter Acquisition Corp. I
           Amendment No. 1 Registration Statement on Form S-1
           Filed April 18, 2025
           File No. 333-285974
Dear Josef Valdman:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 16, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
General

1. We note the Letter Agreement filed as Exhibit 10.8 requires the prior consent of the sponsor before entering into a definitive agreement regarding a proposed business combination. Please revise the registration statement to include this disclosure. Refer to Item 1603(a)(5) of Regulation S-K.
 May 6, 2025
Page 2
Exhibits

2. Please request that Cayman counsel revise its opinion in Exhibit 5.2 to remove inappropriate assumptions. For example, we note paragraph 11 of Schedule
2. It is not
       appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin
       No. 19.

       Please contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Mary Beth Breslin at 202-
551-3625 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Daniel Forman, Esq.